As filed with the Securities and Exchange Commission on November 12, 2014

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GI DYNAMICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1621425
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25 Hartwell Avenue
Lexington, Massachusetts 02421
(Address of Principal Executive Offices) (Zip Code)

2011 EMPLOYEE, DIRECTOR AND CONSULTANT EQUITY INCENTIVE PLAN

2003 OMNIBUS STOCK PLAN

(Full title of the plan)

Robert W. Crane

Chief Financial Officer

25 Hartwell Avenue

Lexington, Massachusetts 02421

(781) 357-3300

(Name and address of agent for service)

(Telephone number, including area code, of agent for service)

Copies to

Daniel H. Follansbee, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Telephone (617) 542-6000

Facsimile (617) 542-2241

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, $0.01 par value, issuable under the 2011 Employee, Director and Consultant Equity Incentive Plan	13,132,636	$1.24	$16,284,468.64	$1,893.00

Common Stock, $0.01 par value, issuable under the 2003 Omnibus Stock Plan	3,402,514	$1.24	$4,219,117.36	$491.00

Total	16,535,150			$2,384.00

(1)	The number of shares of common stock, par value $0.01 per share (“Common Stock”), stated above consists of (i) the aggregate number of shares which may be sold upon the exercise of options which have been granted and/or may hereafter be granted under the GI Dynamics, Inc. 2011 Employee, Director and Consultant Equity Incentive Plan and the GI Dynamics, Inc. 2003 Omnibus Stock Plan (the “Plans”), and (ii) the additional shares of Common Stock previously issued under the Plans which may be offered for resale (the “Resale Shares”). The maximum number of shares which may be sold upon the exercise of such options granted under the Plans are subject to adjustment in accordance with certain anti-dilution and other provisions of said Plans. Accordingly, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement covers, in addition to the number of shares stated above, an indeterminate number of shares which may be subject to grant or otherwise issuable after the operation of any such anti-dilution and other provisions.

(2)	This calculation is made solely for the purpose of determining the registration fee pursuant to the provisions of Rules 457(c) and 457(h) under the Securities Act as follows: (i) in the case of shares of Common Stock which may be purchased upon exercise of outstanding options, the fee is calculated on the basis of the price at which the options may be exercised; and (ii) in the case of (A) shares of Common Stock for which options have not yet been granted and the option price of which is therefore unknown, and (B) the Resale Shares, the fee is calculated on the basis of the average of the high and low sale prices per share of the Common Stock (traded as five CHESS Depositary Interests (“CDIs”)) on the Australian Securities Exchange (the “ASX”) as of a date (November 7, 2014) within 5 business days prior to filing this Registration Statement. The price of the Common Stock is calculated as the closing price of the CDIs as reported on the ASX multiplied by 5 (to account for the 1:5 ratio of Common Stock to CDIs) and then multiplied by the exchange rate reported by the Reserve Bank of Australia for that day.

EXPLANATORY NOTE

In accordance with the instructional Note to Part I of Form S-8 as promulgated by the Securities and Exchange Commission, the information specified by Part I of Form S-8 has been omitted from this Registration Statement on Form S-8 for offers of Common Stock pursuant to the Plans. The Prospectus filed as part of this Registration Statement has been prepared in accordance with the requirements of Form S-3 and may be used for reofferings and resales of registered shares of Common Stock which have been and/or may hereafter be issued upon the exercise of options which have been and/or may hereafter be granted under any of the Plans. The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The information required by Item 1 is included in documents sent or given to participants in the plans covered by this Registration Statement pursuant to Rule 428(b)(1) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

The written statement required by Item 2 is included in documents sent or given to participants in the plans covered by this Registration Statement pursuant to Rule 428(b)(1) of the Securities Act.

REOFFER PROSPECTUS

GI DYNAMICS, INC.

8,233,342 Shares of Common Stock

Par Value $0.01 Per Share

issued or issuable pursuant to

GI Dynamics, Inc. 2011 Employee, Director and Consultant Equity Incentive Plan

GI Dynamics, Inc. 2003 Omnibus Stock Plan

The Shares of Common Stock, par value $0.01 per share (the “Common Stock”), offered hereby (the “Shares”) are shares which have been or may in the future be issued upon the exercise of stock options which have been or may in the future be granted under the GI Dynamics, Inc. 2011 Employee, Director and Consultant Equity Incentive Plan and the GI Dynamics, Inc. 2003 Omnibus Stock Plan (the “Plans”), to be sold by stockholders of GI Dynamics, Inc., a Delaware corporation (“GI Dynamics” or the “Company”), identified herein (the “Selling Stockholders”). The Company will not receive any of the proceeds from the sale of the Shares. Some or all of the Shares may be offered for sale from time to time by the Selling Stockholders or by pledgees, donees, transferees, or other successors in interest. Such sales may be made on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions or otherwise, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Stockholders and any broker-dealers (including underwriters) who may participate in a sale of the Shares may be deemed to be statutory underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the commissions paid or discounts or concessions allowed to any of such broker-dealers (including underwriters) by any person, as well as any profits received on the resale of the Shares if any of such broker-dealers (including underwriters) should purchase any Shares as a principal, may be deemed to be underwriting discounts and commissions under the Securities Act. All discounts, commissions or fees incurred in connection with the sale of the Shares offered hereby will be paid by the Selling Stockholders or by the purchasers of the Shares, except that the expenses of registering the Shares and preparing and filing this Prospectus with the Securities and Exchange Commission (the “Commission”), and of registering or qualifying the Shares under the blue sky laws of any jurisdiction necessary to permit the distribution as described in this Prospectus, will be paid by the Company.

The Common Stock (trading in the form of CHESS Depositary Interests (“CDIs”)) is listed on the Australian Securities Exchange (the “ASX”) under the symbol GID. On October 29, 2014, the closing sale price per share for the Common Stock (as converted from the closing sale price per CDI as reported on the ASX for that day) of the Company was $1.15.

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS INDICATED UNDER “RISK FACTORS” ON PAGE 4 OF THIS PROSPECTUS

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY NOR HAS THE COMMISSION OR ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 12, 2014.

No person has been authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby to any person in any jurisdiction where it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere or incorporated by reference in this Prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the Prospectus, the information incorporated by reference and the registration statement of which this Prospectus is a part in their entirety before investing in our Common Stock, including the information discussed under “Risk Factors” in this Prospectus and the documents incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise indicates, the terms “we,” “our,” “us,” or “the Company” refer to GI Dynamics, Inc., and, where appropriate, its consolidated subsidiaries.

Business Overview

We are a medical device company headquartered in Lexington, Massachusetts, that focuses on the development and commercialization of effective, non-surgical approaches for the treatment of type 2 diabetes and obesity. We have commercially launched our lead product, the EndoBarrier® Gastrointestinal Liner, which we refer to as the EndoBarrier, which is now being sold in select markets in Europe and South America, as well as Australia and the Middle East. In countries where reimbursement is required for broad-based use, we are endeavoring to secure such reimbursement. In other countries where patients are more accustomed to paying for all or a majority of health care expenses, we are growing such markets or pursuing regulatory approvals.

Currently, we are focused on the commercial rollout of the EndoBarrier in selected countries in Europe and South America, as well as in Australia and the Middle East. Consistent with executing our commercial strategy during 2014, we expect to continue to drive broad-based market awareness among patients and physicians in our commercial geographies, continue to support increasing adoption of EndoBarrier Therapy at existing medical centers, and train doctors in new medical centers. To achieve broad-based clinical acceptance and commercial uptake, reimbursement coverage by health care insurers will be required in many markets.

In certain geographies where reimbursement is necessary for clinical acceptance and commercial uptake, such as in Europe, we are already receiving partial reimbursement in certain markets at a local or national level, but we have not yet achieved full or national reimbursement in any market.

In self-pay markets where we have regulatory approval, we are currently focusing on expanding both the product use per center and the number of centers. We are also seeking regulatory approval in other countries that we believe will have a large self-pay population, such as Brazil.

In the U.S., we have received approval from the U.S. Food and Drug Administration, or FDA, to commence our pivotal trial, which we began in 2013. The multi-center, randomized, double-blinded study will enroll 500 patients with uncontrolled type 2 diabetes and obesity at as many as 25 sites in the U.S. The primary endpoint is improvement in diabetes control as measured by HbA1c levels. As of September 30, 2014, 24 of a possible 25 clinical sites across the U.S. have initiated patient recruitment and a total of 237 patients have been enrolled in the study. Following completion of the trial, we intend to submit our results to the FDA seeking regulatory approval for commercial sale in the U.S.

On October 6, 2014, our Notified Body in the European Union, an organization that has been accredited by a Member State to assess whether a product meets certain preordained standards, has temporarily suspended our commercial product shipments of the EndoBarrier labeled with a CE Mark, affecting all countries where we are currently selling EndoBarrier, pending a review of our vigilance and reporting systems. A CE Mark is a mandatory conformity marking for certain products sold within the European Economic Area. The suspension of shipments is not a product recall and does not apply to products currently owned by hospitals or distributors, or products required for use in clinical trials. We plan to continue our ongoing clinical trial activities, including the pivotal trial currently underway in the United States. In response to the Notified Body’s specific requests for corrective action relating to vigilance and reporting systems, we have formally submitted our responses for review by the Notified Body. We believe we have remediated the deficiencies in question, but continue to work closely with the governing authorities in Europe to resolve any remaining questions in order to resume product shipments as soon as possible. Meanwhile, we are continuing to manufacture our product as the design and manufacturing of the EndoBarrier has not been a subject of the Notified Body’s inquiry and action.

For financial reporting purposes, we have one reportable business segment which designs, manufactures and markets medical devices for the treatment of type 2 diabetes and obesity.

To date, we have devoted substantially all of our efforts to product commercialization, research and development, business planning, recruiting management and technical staff, acquiring operating assets, and raising capital. We have incurred significant operating losses since our inception in 2003. As of September 30, 2014, we had an accumulated deficit of approximately $185.8 million. We expect to incur net losses for the foreseeable future as we continue our clinical trials, continue research and development into product improvements and next generation products, enhance our infrastructure and expand commercial markets.

We have raised net proceeds of approximately $231.5 million through sales of our equity. We generated $75.7 million in proceeds, net of expenses, through the sale of convertible preferred stock to a number of U.S. venture capital firms, two global medical device manufacturers and individuals. In September 2011, we raised approximately $72.5 million, net of expenses and repayment of $6.0 million of Convertible Term Promissory Notes, in our initial public offering, or IPO, in Australia and simultaneous private placement of CDIs to accredited investors in the U.S. In July and August 2013, we raised approximately $52.5 million, net of expenses, in an offering of our CDIs to sophisticated, professional and accredited investors in Australia, the U.S. and certain other jurisdictions. In May 2014, we raised approximately $30.8 million, net of expenses, in an offering of our CDIs to sophisticated, professional and accredited investors in Australia, Hong Kong, the United Kingdom and certain other jurisdictions. In connection with the IPO, all of our existing shares of preferred stock were converted into common stock.

In June 2011, we issued Convertible Term Promissory Notes to several of our shareholders totaling $6.0 million, which were repaid concurrent with the closing of our IPO with the associated gross proceeds.

Corporate History and Information

GI Dynamics, Inc. was incorporated in Delaware in 2003. In September 2011, we completed an IPO and listed on the ASX. In July and August 2013 and May 2014, we completed follow-on offerings. Strategic investors include a global medical device company, Medtronic, Inc., and a corporate, strategic investor, Johnson & Johnson Development Corporation. The rights of our shareholders are governed by the Delaware General Corporation Law. We have five subsidiaries: GI Dynamics Securities Corporation, a Massachusetts-incorporated non-trading entity; GID Europe Holding B.V., a Netherlands-incorporated non-trading, holding company; GID Europe B.V., a Netherlands-incorporated company that conducts certain of our European business operations; GID Germany GmbH, a German-incorporated company that conducts certain of our European business operations; and GI Dynamics Australia Pty Ltd, an Australia-incorporated company that conducts our Australian business operations. Our corporate headquarters and manufacturing facility are located at 25 Hartwell Avenue, Lexington, Massachusetts 02421 and our phone number is (781) 357-3300.

The Offering

Common Stock offered by Selling Stockholders	8,233,342 shares of our Common Stock underlying outstanding options previously granted under the Plans to the Selling Stockholders

Use of proceeds	We will not receive any proceeds from the sales of the Shares.

Trading Symbol	GID

Risk Factors	The Shares offered hereby involve a high degree of risk, and should not be purchased by investors who cannot afford the loss of their entire investment. You should carefully consider the risk factors described in this prospectus in the “Risk Factors” section before making a decision to invest.

RISK FACTORS

An investment in the shares being offered by this Prospectus involves a high degree of risk. In addition to the other information in this Prospectus or incorporated herein by reference, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains and incorporates by reference forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the discussion set forth in the Company’s Registration Statement on Form 10 as filed with the Commission on April 30, 2014 and incorporated in this Prospectus by reference. Such statements are based on current expectations that involve a number of uncertainties including those set forth in the risk factors below. Actual results could differ materially from those projected in the forward-looking statements, and additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations.

Risks Related to Our Business

We depend heavily on the success of our lead product, the EndoBarrier, which is at its initial stage of commercialization in select markets in Europe, South America as well as in Australia and the Middle East.

Assuming that we can obtain the required regulatory approvals in the United States and certain other countries, we expect to derive substantially all of our revenue from sales of our lead product, the EndoBarrier, which is at its initial stage of commercialization. Accordingly, our ability to generate revenues in the future relies on our ability to market and sell this product.

The degree of market acceptance for the EndoBarrier will depend on a number of factors, including;

•	the efficacy, ease of use and perceived advantages and disadvantages of the EndoBarrier over other available treatments and technologies for managing type 2 diabetes and obesity;

•	the prevalence and severity of any adverse events or side effects of the EndoBarrier;

•	the extent to which physicians adopt the EndoBarrier (which may be influenced by our ability to provide additional clinical data regarding the potential long-term benefits provided by the EndoBarrier and the strength of our sales and marketing initiatives); and

•	the price of the EndoBarrier and the third-party coverage and reimbursement for procedures using the EndoBarrier.

Doctors may not accept the EndoBarrier as a treatment option.

The commercial success of the EndoBarrier will require acceptance by physicians, who may be slow to adopt our product for the following reasons (among others):

•	lack of long-term clinical data supporting patient benefits or cost savings over existing alternative treatments;

•	lack of experience with the EndoBarrier and training time required before it can be used driving preferences for other products or procedures;

•	lack of adequate payment to the physician for implanting the device or caring for the patient (driven by availability of adequate coverage and reimbursement for hospitals and implanting physicians); and

•	perceived liability risks associated generally with the use of new products and procedures.

Although we have developed relationships with physicians who are key opinion leaders in certain countries, it cannot be assured that these existing relationships and arrangements can be maintained or that new relationships will be established in support of our products. If physicians do not consider our products to be adequate for the treatment of type 2 diabetes and obesity or if a sufficient number of physicians recommend and use competing products, it could harm our business and future revenues.

We have limited sales, marketing and distribution experience.

There can be no guarantee that we will be able to effectively commercialize our products. Developing direct sales, distribution and marketing capabilities will require the devotion of significant resources and require us to ensure compliance with all legal and regulatory requirements for sales, marketing and distribution. Failure to develop these capabilities and meet these requirements could jeopardize our ability to market our products or could subject us to substantial liability. In addition, for those countries where we commercialize our products through distributors or other third parties, we will rely heavily on the ability of our partners to effectively market and sell our products to physicians and other end users in those countries.

We compete against companies that have longer operating histories, more established or approved products, and greater resources than us, which may prevent us from achieving market penetration with our products.

Competition in the medical device industry is intense and the EndoBarrier will compete in part against more established procedures and products for the treatment of type 2 diabetes and obesity. Bariatric surgery, including gastric bypass surgery and the gastric band, have been used for many years with extensive publication histories on clinical effectiveness. Large multinational medical device companies sell supplies for these procedures and are formidable competitors to us. In addition, certain drugs have been approved, and are used, for the treatment of type 2 diabetes and obesity. Pharmaceutical companies with significantly greater resources than us market these drugs, and we may be unable to compete effectively against these companies.

Many of our competitors have significantly greater sales, marketing, financial and manufacturing capabilities than us and have established reputations and/or significantly greater name recognition. Accordingly, there is no assurance that we will be able to win market share from these competitors or that these competitors will not succeed in developing products that are more effective or economic.

Additionally, we are likely to compete with companies offering new technologies in the future. We may also face competition from other medical therapies, which may focus on our target market as well as competition from manufacturers of pharmaceutical and other devices that have not yet been developed. Competition from these companies could adversely affect our business.

We do not have data regarding the long-term benefits of the EndoBarrier.

An important factor that may be relevant to market acceptance of the EndoBarrier is whether it improves or maintains glycemic control and facilitates weight loss, or whether there are any other side effects, following removal of the device. While we have tested and evaluated our technology in 13 clinical trials with more than 500 patients, which in aggregate have shown that, while implanted, the EndoBarrier is an effective treatment for type 2 diabetes and obesity, we do not yet have sufficient data to demonstrate any longer-term benefits of our product in the treatment of type 2 diabetes and obesity following removal of the device from the patient.

We are continuing to monitor some patients who were implanted in our clinical trials after device removal to determine the ongoing effects and longevity of results, however, we do not currently have long-term data that supports the safety and efficacy of the EndoBarrier. Accordingly, we cannot provide assurance that the long-term data, once obtained, will prove lower HbA1c levels compared to alternative treatment options for type 2 diabetes. If the results obtained from our clinical trials indicate that the EndoBarrier is not as safe or effective as other treatment options or as effective as our current short-term data would suggest, the EndoBarrier may not be approved, or its adoption may suffer and our business would be harmed.

If we fail to obtain and maintain adequate levels of reimbursement for our products by health insurers and other third-party payers, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

Health care providers, including hospitals and physicians that purchase our products, generally rely on third-party payers, particularly government-sponsored health care and private health insurance providers, to pay for all or a portion of the costs of the procedures, including the cost of the products used in such procedures. Reimbursement and health care payment systems vary significantly by country. Third-party payers may attempt to limit coverage and the level of reimbursement of new therapeutic products.

If we fail to obtain and maintain adequate levels of reimbursement for our products by health insurers and other third-party payers, there may be few commercially viable markets for our products or the markets may be much smaller than expected. Third-party payers may demand additional clinical data requiring new clinical trials or economic models showing the cost savings of using our product, each of which would consume resources and may delay the decision on reimbursement. If the results of such studies are not satisfactory to third-party payers, then reimbursement may not be received in an acceptable amount or at all. In addition, the efficacy, safety, performance and cost-effectiveness of our products in comparison to any competing products or therapies may determine the availability and level of reimbursement.

We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets. Future legislation, regulation or reimbursement policies of health insurers or third-party payers may adversely affect the demand for our current and future products or limit our ability to sell these products on a profitable basis.

We cannot predict the outcome and timing of our current and future human clinical trials of EndoBarrier products.

The results of our current and future human clinical trials cannot be predicted. If any EndoBarrier products or other new products that we are developing and testing cause serious adverse events in our current or future human clinical trials, then these trials may need to be delayed or halted. In addition, these clinical trials may not produce positive safety or efficacy results, or may produce results that are not as favorable as those seen in previous clinical trials.

Negative safety or efficacy results of current or future human clinical trials could require that we attempt to modify our products or technology to address these issues and there is no guarantee that any potential modifications would be able to be successfully developed.

If future human clinical trials of the EndoBarrier product do not meet the required clinical specifications or cause serious adverse or unexpected events, then these results could also materially impact product sales and reimbursement where we are currently selling our product, and could affect regulatory approvals and adoption in countries where our product is being or has been introduced or regulatory approvals to seek to expand the use of the EndoBarrier. If we are not able to adequately address any adverse or unexpected events through training, education, changes in product design or product claims, this may significantly impair the commercial prospects for the EndoBarrier.

In order to commercialize our products in the United States and certain other countries, we will need to obtain regulatory and other approvals. If we are unable to achieve or are delayed in achieving such approvals, this could have a significant effect on the time it takes to commercialize our technology in the United States and certain other countries.

At present, our only product that is approved for marketing and sale is the EndoBarrier, which has received CE Mark approval in the European Union and has been approved for inclusion on the Australian Register of Therapeutic Goods. There is no guarantee that we will obtain the necessary approvals from regulatory bodies, including the FDA in the United States, to commercialize the EndoBarrier or any of our other products. In the United States, there is no guarantee that the pivotal trial will be able to be completed in accordance with our anticipated timeline, that patients will be enrolled at acceptable rates or that clinical results obtained from the pivotal trial will be sufficient to obtain FDA approval to commercialize the EndoBarrier in the United States. The FDA could also request that we carry out additional lengthy and expensive clinical trials before the FDA allows us to submit for regulatory approval of the EndoBarrier, or our other products. The regulatory authorities in other countries may also require additional clinical trials. Necessary regulatory approvals could also be delayed, which could significantly impact our ability to achieve our timeline and commercialize our technology in the United States and other countries.

We are subject to extensive and dynamic medical device regulation in the European Union and other areas and countries where we sell the EndoBarrier, which may impede or hinder the approval or sale of our products and, in some cases, may ultimately result in an inability to obtain approval of certain products or may result in the recall or seizure of previously approved products.

Before we can market our products in the European Union, or EU, and in many other parts of the world, we must obtain CE Mark certification, which indicates that a product meets the essential requirements of applicable EU Directives and has been subject to the appropriate conformity assessment route. This conformity assessment procedure is often done through a self-certification, but depending on the type of product, may also require verification by an independent certification body, called a “Notified Body.” Notified Bodies will also periodically audit us to ensure that we remain in compliance with the applicable requirements. The CE Mark allows free movement of products in the EU, the European Economic Area (EEA) and Switzerland although any of the member countries may require medical devices to be registered and also impose requirements relating to the language of the device information. Many non-European countries also recognize and accept the CE Mark. If we cannot support our performance claims and demonstrate continued compliance with the applicable EU requirements, we could lose our right to affix the CE Mark to our products, which would prevent us from selling our products within the territory and in other countries that recognize the CE Mark.

In addition, we are required to timely file various reports with regulatory authorities in the countries in which we market our products, including reports of adverse events including events that may have caused or contributed to a death or serious injury and malfunctions that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not timely filed, regulators may impose sanctions, including temporarily suspending our market authorizations or CE Mark, and sales of the EndoBarrier may suffer. In that case, we may be subject to product liability or regulatory enforcement actions, all of which could harm our business. As we announced on October 6, 2014, our Notified Body temporarily suspended commercial product shipments labeled with a CE Mark affecting all countries where we were selling the EndoBarrier, pending a review of our vigilance and reporting systems. If we are not able to successfully remedy our systems and resume product shipments, our business could be harmed and our inventory could become stale.

In some countries, we rely on our foreign distributors and agents to assist us in complying with foreign regulatory requirements, and we cannot be sure that they will always do so. If we or any of our suppliers, distributors, agents or customers fail to comply with applicable requirements, we may face:

•	adverse publicity;

•	investigations by governmental authorities;

•	fines and prosecutions;

•	increased difficulty in obtaining required approvals;

•	losses of approvals already granted;

•	delays in purchasing decisions by customers or cancellation of existing orders; and

•	the inability to sell our products in or to import our products into such countries.

Requirements affecting the development, manufacture and sale of medical devices are evolving and subject to future change. We cannot predict what impact, if any, those changes might have on our business. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Later discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory approvals. The failure to receive product approval on a timely basis, or the withdrawal of product approval by regulatory agencies could have a material adverse effect on our business, financial condition or results of operations.

We have a history of net losses and we may never achieve or maintain profitability.

We are a medical device company with a limited history of operations and have only recently begun to commercialize our products. We have incurred net losses since our inception, including net losses of approximately $26.8 million and $35.6 million for the fiscal years ended December 31, 2012 and 2013, respectively, and $34.1 million for the nine months ended September 30, 2014. As of September 30, 2014, our accumulated deficit was approximately $185.8 million. Although we have started to generate revenues from sales in Europe, South America, Australia and the Middle East, we expect to continue to incur operating losses for the foreseeable future as we incur costs, including those associated with building a sales and marketing organization to commercialize our products, conducting clinical trials to test our products, attempting to secure regulatory approvals for our products (in the United States and other countries) and increased costs associated with being a public company in the United States with equity securities listed on the ASX.

We cannot predict the extent of our future operating losses and accumulated deficit, and we may never generate sufficient revenues to achieve or sustain profitability.

Claims that our current or future products infringe or misappropriate the proprietary rights of others could adversely affect our ability to sell those products and cause us to incur additional costs.

If any third-party intellectual property claim against us is successful, we could be prevented from commercializing the EndoBarrier or our other products.

There are numerous issued patents and pending patent applications in the United States and internationally that are owned by third parties and that contain patent claims in areas that are the focus of our product development efforts. We are aware of patents owned by third parties, to which we do not have licenses, that relate to, among other things, liner materials and anchoring. We have also employed individuals who were previously employed at other medical device companies, including competitors or potential competitors which may result in claims from third parties that we have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers of our employees.

In addition, because patent applications can take many years to issue, there may be currently-pending applications, unknown to us, which may later result in issued patents that pose a material risk to us.

We expect that we could be subject to third-party infringement claims if our product sales increase, the number of competitors grows and the functionality of products and technology in different industry segments overlap. Third parties may currently have, or may eventually be issued, patents on which our current or future technologies may infringe.

If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success is dependent in part on obtaining, maintaining and enforcing intellectual property rights, including patents, covering the EndoBarrier and our future products. If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use or sell products that are substantially the same as ours without incurring the sizeable development costs that we have incurred, which would adversely affect our ability to compete in the market.

Even if our patents are determined by a court to be valid and enforceable, they may not be sufficiently broad to prevent others from marketing products similar to ours or designing around our patents, despite our patent rights, nor may they provide us with freedom to operate unimpeded by the patent rights of others.

In addition to patented technology, we rely on a combination of non-patented proprietary technology, trade secrets, processes, procedures, technical knowledge and know-how accumulated or acquired since inception. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties. This can entail significant costs and divert management’s attention from developing and commercializing the EndoBarrier.

We rely on suppliers for certain key components in the manufacture of the EndoBarrier system.

We rely on suppliers for several key components of the EndoBarrier, in particular the material used to manufacture the sleeve used in the EndoBarrier. We do not presently have supply agreements with any of these suppliers. Our reliance on third-party suppliers subjects us to risks that could harm our business, particularly with respect to the supply of key components or processes. Although we believe that alternative suppliers are available, the process of identifying and qualifying new suppliers who can produce the components to our specifications could cause delays in the commercialization of our products.

The use, misuse or off-label use of our products by physicians may harm our image in the marketplace or result in injuries that lead to product liability.

We cannot prevent a physician from using the EndoBarrier for purposes outside of its approved and intended use, which is known as off-label use. If physicians attempt to use our products off-label, there may be an increased risk of adverse events. Further, the use of our products for uses other than those uses for which our products have been approved may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability for us. Physicians may also treat patients from other countries where the product is not approved and the physician is then unable to properly monitor the patient’s progress. If we are deemed to have engaged in the promotion of any of our products for off-label use, we could be subject to action by regulatory authorities and the imposition of sanctions, which could also affect our reputation and position within the industry.

We may need substantial additional funding and may be unable to raise capital when needed.

As we have only recently commenced commercial sales of our products, we are only generating a small amount of revenue and are not cash flow positive or profitable. Our net revenue from product sales was approximately $2.3 million for the year ended December 31, 2013 and approximately $2.4 million for the nine months ended September 30, 2014. To the extent that our existing capital is insufficient to meet our requirements (including the costs of commercializing our products, conducting clinical trials, obtaining regulatory approvals and investing in the expansion of our facilities) and cover any losses, we will need to raise additional funds through financings or borrowings. Failure to raise additional funds could delay, reduce or halt our commercialization and clinical trial efforts.

There is no assurance that additional funding will be available to us in the future or be secured on acceptable terms. If adequate funding is not available, we may be required to significantly reduce our operations, including our commercial activities and research and development programs. If adequate funds are not available, our business will be materially and adversely affected.

Product liability claims could damage our reputation or adversely affect our business or financial position.

We may be exposed to the risk of product liability claims, which are inherent in the design, manufacturing, marketing and use of medical devices and, in particular, implantable medical devices. We hold product liability insurance; however, adequate product liability insurance may not continue to be available on commercially-acceptable terms. Product liability claims may damage our reputation and, if our insurance coverage proves inadequate, may harm or destroy our business. Defending a suit, regardless of its merits, could be costly and could divert our management’s attention from our core business activities.

We have limited manufacturing capabilities and personnel and our manufacturing facilities are required to comply with regulatory requirements.

Completion of our current and future clinical trials and commercialization of our products require access to manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. We currently manufacture the EndoBarrier at our facility in Lexington. Our lease for this property expires in December 2016 and while we believe we can acquire suitable alternative space, a disruption to manufacturing could adversely affect our business.

Suppliers of components, and products used to manufacture our products must also comply with applicable regulatory requirements. These often require significant time, resources, record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored by regulatory authorities. Failure by us to comply with regulatory requirements or failure to take satisfactory corrective action in response to an adverse inspection, could result in enforcement actions that could disrupt manufacturing or sales of the EndoBarrier.

In order to manufacture the EndoBarrier in the quantities that we anticipate will be required to meet our clinical trial needs and market demand, we will need to increase production capacity and efficiency over current levels. There are significant technical and regulatory challenges to increasing production capacity and efficiency, and developing commercial-scale manufacturing facilities will require the investment of additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. If we are unable to manufacture a sufficient or consistent supply of the EndoBarrier or any other product we are developing, or if we cannot do so efficiently, our revenue, business and financial prospects would be adversely affected.

We may be unable to effectively manage our anticipated growth.

To manage continued growth and to commercialize our products, we will need to expand our operations (research and development, product development, quality, regulatory, manufacturing, sales, marketing and administrative). This expansion will place a significant strain on our management, infrastructure and operational and financial resources. Specifically, we will need to manage relationships with various persons and entities participating in our clinical trials, quality systems, manufacturers, suppliers and other organizations, including various regulatory bodies in the United States and other jurisdictions. We may not be able to implement the required improvements in an efficient and timely manner and may discover deficiencies in existing systems and controls. The failure to accomplish any of these tasks could materially harm our business and our ability to commercialize the EndoBarrier. As a result, our revenue, business and financial prospects would be adversely affected.

If we are unable to retain or hire key personnel, we may not be able to sustain or grow our business.

Our ability to operate successfully and manage our potential future growth depends significantly upon our ability to attract, retain and motivate highly-skilled and qualified research, technical, clinical, regulatory, sales, marketing, managerial and financial personnel. The competition for qualified employees in the medical device industry is intense and there are a limited number of persons with the necessary skills and experience.

Our performance is substantially dependent on our senior management and key technical staff to continue to develop and manage our operations. The loss or the inability to recruit and retain high-caliber staff could have a material adverse effect on us. We also rely on the technical and management abilities of certain key directors, key members of our executive team and employees, consultants and scientific advisers. The loss of any of these directors, members of the executive team, employees, consultants or scientific advisers could have an adverse effect on our business.

We will incur increased costs as a result of being a public company in the United States whose equity securities are listed on the Australian Securities Exchange and we have no experience as a public company.

As of December 31, 2013, as the number of holders of our shares exceeded the maximum number, we became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although the existing listing of our CDIs on the ASX requires us to file financial information and make certain other filings with the ASX, our status as a reporting company under the Exchange Act will cause us to incur additional legal, accounting and other expenses that we have not previously incurred, including costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002. We have submitted an application for a listing on NASDAQ, which has its own rules and regulations with which we will need to comply. We expect all of these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect all of these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our shares of our Common Stock are publicly traded on the ASX in the form of CDIs. As a result, we must comply with the ASX Listing Rules. We have policies and procedures that we believe are designed to provide reasonable assurance of our compliance with the ASX Listing Rules. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent non-compliance, we could be subject to liability, fines and lawsuits. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Investors could lose confidence in our financial reports, and the value of our CDIs and Common Stock may be adversely affected, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls.

As a public company in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Our first report on compliance with Section 404 is expected to be in connection with our financial statements for the year ending December 31, 2014. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on their evaluation of the operating effectiveness of our internal control over financial reporting. Our auditor’s first report on our compliance with Section 404 is expected to be in connection with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Commission, is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion.

We continue to evaluate our existing internal controls over financial reporting against the standards adopted by the Public Company Accounting Oversight Board. During the course of our ongoing evaluation of the internal controls, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Remediating any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify may require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Investors could lose confidence in our financial reports, and the value of our CDIs and Common Stock may be adversely affected, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls.

Fluctuations in foreign currency exchange rates could adversely affect our financial results.

As our activities produce revenues and incur expenses in a variety of different currencies, we are exposed to exchange rate risk which may affect our financial performance and position. Furthermore, some of our funds may be held in Australian dollars or other currencies, while our functional currency is U.S. dollars. We are not currently hedging against exchange rate fluctuations, and consequently we will be at the risk of any adverse movement in the U.S. dollar exchange rate if we exchange funds held in one currency into another currency.

Our shares of Common Stock, in the form of CDIs, are listed on the ASX and priced in Australian dollars. However, our reporting currency is U.S. dollars. As a result, movements in foreign exchange rates may cause the price of our securities to fluctuate for reasons unrelated to our financial condition or performance and may result in a discrepancy between our actual results of operations and investors’ expectations of returns on our securities expressed in Australian dollars.

Risks Related to Our Industry

The medical device industry is subject to rapid technology change, which may result in obsolescence of our products.

The medical device industry is subject to rapid technology change. In order for us to remain competitive and to retain and build market share, we must continually develop new products as well as improve our existing ones. Accordingly, we must devote substantial resources to research, development and commercialization activities.

There can be no assurance that we will be successful in developing competitive new products and/or improving existing products so that such products remain competitive and avoid obsolescence. There can also be no assurance that any or all of our research and development projects for new products will result in commercial products, or that if such products are successfully designed and launched, they will be profitable.

Health care reform legislation could adversely affect our future revenue and financial condition.

In recent years, there have been numerous initiatives by governments throughout the world for comprehensive reforms affecting the delivery of and payment for health care. We cannot predict the changes that will be made and the effect such changes will have on the use of the EndoBarrier. Decisions to increase or decrease treatments for type 2 diabetes and/or obesity could have a material impact on our business and results of operations.

New legislation in the United States has also been enacted that imposes additional reporting requirements, penalties and taxes on the medical device industry. While we have adopted comprehensive compliance programs to attempt to comply with these regulations, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our past or present operations, or those of our independent sales agents and distributors, are found to be in violation of any of such laws or any other applicable governmental regulations, we may be subject to penalties, including civil and criminal penalties, damages, fines or exclusion from health care reimbursement.

Pricing pressures in the health care industry could lead to further demands for price concessions, which could have an adverse effect on our business, financial condition or results of operations.

Due to the significant rise in health care costs over the past decade, numerous initiatives and reforms initiated by governments and third-party payers to curb these costs have resulted in difficulties in maintaining or raising the number and price of procedures. The increase in pricing pressure is driven by the competitive environment in the medical device industry as many larger companies cut prices as they struggle to retain market share.

The type 2 diabetes and obesity market has seen increasing resistance from payers with regard to local and national reimbursement coverage. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to exert downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

International operations subject us to certain operating risks, which could adversely impact our net revenues, results of operations and financial condition.

While our products are manufactured in the United States, sales of our products are currently only made in select markets in Europe and South America, as well as Australia and the Middle East. As we seek to expand into the U.S. and additional foreign markets, we will be subject to new business risks, including failure to fulfill regulatory requirements on a timely basis, or at all, to market the EndoBarrier or other future products; difficulties in managing foreign relationships and operations, including relationships we establish with foreign partners, distributors, or sales or marketing agents; adapting to the differing laws and regulations, business and clinical practices, and patient preferences in various countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations in foreign jurisdictions; recessions in relevant foreign countries; political instability and unexpected changes in diplomatic and trade relationships, currency exchange fluctuations and potentially adverse tax consequences.

The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, could subject us to extensive U.S. and other governmental trade, import and export, and custom regulations and laws. Compliance with these regulations is costly and exposes us to penalties for non-compliance.

Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, anti-boycott, anti-kickback, false claims and fraud laws, as well as laws protecting the confidentiality of patient health information. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways, including, but not limited to, civil and administrative penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities.

Manufacturing facilities for medical devices must comply with applicable regulatory requirements.

Completion of our current and future clinical trials and commercialization of our products requires access to manufacturing facilities that meet applicable regulatory standards to manufacture a sufficient supply of our products. Suppliers of components and products used to manufacture our products must also comply with applicable regulatory requirements, which often require significant time, money, resources and record-keeping and quality assurance efforts and subject us and our suppliers to potential regulatory inspections and stoppages.

Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by regulatory authorities. Failure by us to comply with regulatory requirements or failure to take satisfactory corrective action in response to an adverse inspection could result in enforcement actions, including a public warning letter, a shutdown of, or restrictions on, our manufacturing operations, delays in approving or clearing a product, refusal to permit the import or export of our products or other enforcement action.

Risks Related to Our CDIs and Our Common Stock

There is no current trading market for our Common Stock in the United States and no such market may develop.

Although our CDIs are currently listed on the ASX in Australia, there is not any current trading market for our CDIs or the underlying shares of Common Stock in the United States. We have submitted an application to list our shares on NASDAQ; however, there is no certainty that we will be successful in achieving a listing. As a result, no trading market for our Common Stock may develop in the United States and you may not be able to transfer or resell your CDIs at their fair value, or at all.

We are eligible to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, (2) reduced disclosure obligations regarding executive compensation in our Registration Statement on Form 10 and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective Securities Act registration statement, although circumstances could cause us to lose that status earlier, including if the market value of our Common Stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Changes in economic conditions may adversely affect our business.

Changes in the general economic climate in which we operate may adversely affect our financial performance and the value of our assets. Factors that contribute to that general economic climate include:

•	contractions in the world economy or increases in the rate of inflation;

•	international currency fluctuations;

•	changes in interest rates;

•	new or increased government taxes or duties or changes in taxation laws; or

•	changes in government regulatory policy.

Stock market fluctuations may adversely affect the price of our CDIs and Common Stock.

There are a number of risks associated with any stock market investment. Our CDIs have been traded on the ASX since September 7, 2011. The price of our CDIs has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time. For example, our closing price per CDI has ranged from A$0.40 to A$1.11 in the period from September 7, 2011 to September 30, 2014. The value of the CDIs will be determined by the stock market and will be subject to a range of factors beyond our control. These factors include movements in local and international stock exchanges, local interest rates and exchange rates, domestic and international economic and political conditions, government taxation, market supply, competition and demand and other legal, regulatory or policy changes. If we are successful in listing on NASDAQ, our Common Stock may be subject to fluctuations in price based on factors beyond our control and which may be different than those affecting our CDIs.

The trading volume of our CDIs is relatively low, which may result in reduced liquidity for our shareholders.

Our CDIs are only listed on the ASX and will not be listed for trading on any other securities exchanges in Australia, the United States or elsewhere. As such, there can be no guarantee that an active market in the CDIs will develop or continue, or that the market price of the CDIs will increase. If a market does not develop or is not sustained, it may be difficult for investors to sell their CDIs. Furthermore, the market price for CDIs may fall or be made more volatile because of the relatively low volume of trading in our securities. When trading volume is low, significant price movement can be caused by trading in a relatively small number of shares.

Sales of a substantial number of CDIs, or the perception that these sales may occur, could cause the market price of our CDIs to decline. Sales by our current shareholders of a substantial number of CDIs, or the expectation that such sales may occur, could significantly reduce the market price of our CDIs. We may also offer additional CDIs in subsequent offerings, which may adversely affect the market price for the CDIs.

Some of our current shareholders can exert control over us and may not make decisions that are in the best interests of all shareholders.

As of September 30, 2014, 7 shareholders and their affiliated entities owned approximately 56.4% of our outstanding shares of Common Stock, or CDIs representing Common Stock, in the aggregate. As a result, these shareholders, if they act together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may harm the market price of the CDIs by delaying or preventing a change in control, even if a change is in the best interests of our other shareholders.

Provisions of our Certificate of Incorporation, our Bylaws and Delaware law could make an acquisition of us more difficult.

Certain provisions of our Certificate of Incorporation and Bylaws could discourage, delay or prevent a merger, acquisition or other change of control that our shareholders may consider favorable, including transactions in which our shareholders might otherwise receive a premium for their CDIs. These provisions could also limit the price that investors might be willing to pay in the future for the CDIs, thereby depressing the market price of the CDIs. Shareholders who wish to participate in these transactions may not have the opportunity to do so. A summary of these provisions is set out in our Registration Statement on Form 10. In addition, we are incorporated in the State of Delaware and, as such, are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large shareholders, in particular those owning 15% or more of the voting rights on our Common Stock, from merging or combining with us for a prescribed period of time.

We do not intend to pay cash dividends on our Common Stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares, and we currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to finance the development and expansion of our products and business. Accordingly, our shareholders will not realize a return on their investment unless the trading price of our CDIs appreciates.

We may be subject to arbitrage risks.

Investors may seek to profit by exploiting the difference, if any, in the price of our CDIs on the ASX and the price of our Common Stock available for sale in the United States, whether such sales would take place on a U.S. securities exchange or in the over-the-counter market or otherwise. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Our ability to utilize our federal net operating losses and federal tax credits may be limited under Sections 382 and 383 of the Internal Revenue Code. The limitations apply if an ownership change, as defined by Section 382, occurs. Generally, an ownership change occurs when certain shareholders increase their aggregated ownership by more than 50 percentage points over their lowest ownership percentage in a testing period (typically three years). We may already be subject to Section 382 limitations due to previous ownership changes. In addition, future changes in stock ownership may also trigger an ownership change and, consequently, a Section 382 limitation. Due to the significant complexity and cost associated with a change in control study, and the expectation of continuing to incur losses whereby the net operating losses and federal tax credits are not anticipated to be used in the foreseeable future, we have not assessed whether there have been changes in control since our formation. If we have experienced changes in control at any time since our formation, utilization of our net operating losses or research and development credit carryforwards would be subject to annual limitations under Section 382. Any limitation may result in expiration of a portion of the net operating loss or research and development credit carryforwards before utilization, which would reduce our gross deferred tax assets and corresponding valuation allowance. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Other general risks.

Our future viability and profitability is also dependent on a number of other factors that affect the performance of all industries and not just the medical device industry, including (but not limited to) the following:

•	financial failure or default by a party to any contract to which we are, or may become, a party;

•	insolvency or other managerial failure by any of the contractors that we use;

•	industrial disputes;

•	litigation;

•	natural disasters; and

•	acts of terrorism or an outbreak of international hostilities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the information incorporated by reference contain forward-looking statements concerning our business, operations, financial performance and condition as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained in this prospectus that are not of historical facts may be deemed to be forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals;

•	our expectations with respect to our clinical trials, including enrollment in our clinical trials;

•	our expectations with respect to our intellectual property position;

•	our ability to commercialize our products;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our ability to develop and commercialize new products; and

•	our estimates regarding our capital requirements and our need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” “aims,” “assumes,” “goal,” “intends,” “objective,” “potential,” “positioned,” “target” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Prospectus may turn out to be inaccurate. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make.

You are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. You should review carefully the section entitled “Risk Factors” beginning on page 4 of this Prospectus for a discussion of these and other risks that relate to our business and investing in our Common Stock. The forward-looking statements contained or incorporated by reference in this Prospectus are expressly qualified in their entirety by this cautionary statement. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the selling stockholders.

SELLING STOCKHOLDERS

The Selling Stockholders are offering hereby Shares which have been or may hereafter be acquired by them upon the exercise of options granted under the Plans. Other persons who acquire Shares from the Selling Stockholders may also be identified as Selling Stockholders by means of an addendum or supplement to this Prospectus.

The following table sets forth certain information with respect to the Selling Stockholders as of October 29, 2014.

Name	Title	Shares Beneficially Owned Prior to This Offering (1)		Number of Shares Being Offered		Shares Beneficially Owned Upon Completion of The Offering
						Number (2)	Percent (3)

Michael D. Dale	Chief Executive Officer, President and Executive Director	0	(4)	5,569,659	(13)	0		*
Jack E. Meyer	Chairman of the Board	350,243	(5)	331,600	(14)	151,794		*
Timothy J. Barberich	Director	113,059	(6)	130,000	(15)	113,059		*
Graham J. Bradley, AM	Director	110,998	(7)	130,000	(16)	110,998		*
Michael A. Carusi	Director	6,814,432	(8)	130,000	(17)	6,814,432	7.18%
Anne J. Keating	Director	112,338	(9)	130,000	(18)	112,338		*
Daniel J. Moore	Director	45,000	(10)	80,000	(19)	10,000		*
Robert W. Crane	Chief Financial Officer, Company Secretary and Treasurer	867,941	(11)	1,084,907	(20)	663,941		*
David Maggs, M.D.	Chief Medical Officer	224,183	(12)	647,176	(21)	224,183		*

*	less than one percent (1%)
(1)	The securities “beneficially owned” by a person are determined in accordance with the definition of “beneficial ownership” set forth in the rules and regulations promulgated under the Exchange Act, and accordingly, may include securities owned by and for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days of October 29, 2014 pursuant to the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Assumes that all shares of common stock offered by this prospectus are sold in this offering and that no other transactions with respect to shares of our common stock occur.
(3)	Based on 94,795,481 shares of common stock issued and outstanding as of October 29, 2014.
(4)	No shares subject to stock options held by Mr. Dale are exercisable within 60 days of October 29, 2014.
(5)	Includes 89,829 shares subject to options exercisable within 60 days of October 29, 2014.
(6)	Includes 86,678 shares subject to options exercisable within 60 days of October 29, 2014.
(7)	Includes 86,678 shares subject to options exercisable within 60 days of October 29, 2014.

(8)	Based upon the information provided by Advanced Technology Ventures to us on October 2, 2014, consists of (i) 5,409,678 shares held by Advanced Technology Ventures VII, L.P. (“ATV VII”), (ii) 217,088 shares held by Advanced Technology Ventures VII (B), L.P. (“ATV VII-B”), (iii) 104,346 shares held by Advanced Technology Ventures VII (C), L.P. (“ATV VII-C”), (iv) 32,239 shares held by ATV Entrepreneurs VII, L.P. (“ATV VII-E” and together with ATV VII, ATV VII-B, ATV VII-C, collectively referred to as the “ATV VII Entities”), (v) 903,442 shares held by Advanced Technology Ventures VI, L.P. (“ATV VI”), (vi) 57,666 shares held by ATV Entrepreneurs VI, L.P. (“ATV VI-E” and together with ATV VI, collectively referred to as the “ATV VI Entities”), and (vii) 3,295 shares held by ATV Alliance 2002, L.P. (“ATV Alliance”, which together with the ATV VI Entities and ATV VII Entities are collectively referred to as the “ATV Entities”). Voting and dispositive decisions of the ATV VII Entities are made by a board of six managing directors (the “ATV II Managing Directors”), including Michael Carusi (one of our directors), each of whom disclaims beneficial ownership of the shares held by the ATV VII Entities. Voting and dispositive decisions of the ATV VI Entities are made by a board of five managing directors (the “ATV VI Managing Directors”), including Michael Carusi (one of our directors), each of whom disclaims beneficial ownership of the shares held by the ATV VI Entities. Each of ATV VII Entities and ATV VI Entities disclaims beneficial ownership of any shares held by any of the ATV Entities. Also consists of 86,678 shares subject to options exercisable within 60 days of October 29, 2014. Mr. Carusi is one of our directors and is a managing director of ATV Associates VII, L.L.C., the general partner of the funds affiliated with Advanced Technology Ventures, which exercises voting and dispositive power over these shares. Mr. Carusi disclaims beneficial ownership of the shares held by the ATV Entities, except to the extent of his proportionate pecuniary interest therein.
(9)	Includes 86,678 shares subject to options exercisable within 60 days of October 29, 2014.
(10)	Consists of 45,000 shares subject to options exercisable within 60 days of October 29, 2014, all of which would be subject to repurchase by us if Mr. Moore’s service as a director ends prior to September 10, 2015. Does not include 35,000 shares which are held by a trust for the benefit of Mr. Moore’s adult children, all of which are subject to repurchase by us if Mr. Moore’s service as a director ends prior to September 10, 2015. Mr. Moore disclaims beneficial ownership of the 35,000 shares held by the trust.
(11)	Includes 663,941 shares subject to options exercisable within 60 days of October 29, 2014.
(12)	Consists of 224,183 shares subject to options exercisable within 60 days of October 29, 2014.
(13)	Consists of 3,620,278 shares of common stock issuable upon exercise of stock options and 1,949,381 shares of common stock issuable upon vesting of restricted stock units held by Mr. Dale.
(14)	Consists of 198,449 shares of common stock held by Mr. Meyer and 133,151 shares of common stock issuable upon exercise of stock options held by Mr. Meyer.
(15)	Consists solely of 130,000 shares of common stock issuable upon exercise of stock options held by Mr. Barberich.
(16)	Consists solely of 130,000 shares of common stock issuable upon exercise of stock options held by Mr. Bradley.
(17)	Consists solely of 130,000 shares of common stock issuable upon exercise of stock options held by Mr. Carusi.
(18)	Consists solely of 130,000 shares of common stock issuable upon exercise of stock options held by Ms. Keating.
(19)	Consists of 35,000 shares of common stock held by a trust for the benefit of Mr. Moore’s adult children, all of which are subject to repurchase by us if Mr. Moore’s service as a director ends prior to September 10, 2015, for which Mr. Moore disclaims beneficial ownership, and 45,000 shares of common stock issuable upon exercise of stock options held by Mr. Moore.

(20)	Consists of 204,000 shares of common stock held by Mr. Crane and 843,834 shares of common stock issuable upon exercise of stock options and 37,073 shares of common stock issuable upon vesting of restricted stock units held by Mr. Crane.
(21)	Consists of 614,470 shares of common stock issuable upon exercise of stock options and 32,706 shares of common stock issuable upon vesting of restricted stock units held by Dr. Maggs.

PLAN OF DISTRIBUTION

The Shares may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on one or more exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders or from purchasers in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.

In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 701 promulgated under the Securities Act (“Rule 144” or “Rule 701”) may be sold under Rule 144 or Rule 701 rather than pursuant to this Prospectus.

The Company and the Selling Stockholders may enter into customary agreements concerning indemnification and the provision of information in connection with the sale of the Shares.

There is no assurance that any of the Selling Stockholders will offer for sale or sell any or all the Common Stock covered by this Prospectus.

LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered has been passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts.

EXPERTS

The consolidated financial statements of GI Dynamics, Inc. and Subsidiaries appearing in GI Dynamics, Inc. and Subsidiaries’ Registration Statement (Form 10) for the year ended December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are incorporated herein by reference:

(a) The registrant’s Registration Statement on Form 10, as amended (File No. 000-55195) filed under the Exchange Act, filed with the Commission on April 30, 2014.

(b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (a) above.

(c) The description of Common Stock contained in the Company’s Registration Statement on Form 10, as amended (File No. 000-55195) filed under the Exchange Act, filed with the Commission on April 30, 2014, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be deemed a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, as amended, and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be read and copied at the Commission’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-732-0330 for further information on the operation of the public reference facilities. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s website is www.sec.gov.

We make available free of charge on or through our website at www.gidynamics.com, our reports and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission. Information on our website is not incorporated by reference in this Prospectus and is not a part of this Prospectus.

We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this Prospectus). Any such request should be addressed to us at: 25 Hartwell Avenue, Lexington, Massachusetts 02421, Attention: Robert W. Crane, Chief Financial Officer, or by phone at (781) 357-3300.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the registrant with the Securities and Exchange Commission (the “Commission”) are incorporated herein by reference:

(a) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and filed with the Commission on August 14, 2014;

(b) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and filed with the Commission on November 10, 2014;

(c) Our Current Report on Form 8-K filed on July 3, 2014 (but only to the extent such information contained therein is filed and not furnished);

(d) Our Current Report on Form 8-K filed on August 29, 2014 (but only to the extent such information contained therein is filed and not furnished);

(e) Our Current Report on Form 8-K filed on September 12, 2014 (but only to the extent such information contained therein is filed and not furnished);

(f) Our Current Report on Form 8-K filed on October 8, 2014 (but only to the extent such information contained therein is filed and not furnished)

(g) Our Current Report on Form 8-K filed on October 29, 2014 (but only to the extent such information contained therein is filed and not furnished); and

(h) The description of the Common Stock contained in the registrant’s Registration Statement on Form 10, as amended filed with the Commission on April 30, 2014, including any amendment or report filed for the purpose of updating such description.

All reports and other documents filed by the registrant after the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the issuance of the shares of Common Stock registered under this Registration Statement has been passed upon for the registrant by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Item 6. Indemnification of Directors and Officers.

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duties. Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our Certificate of Incorporation and Bylaws also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests.

We have entered into agreements to indemnify our directors to the extent permitted by law and our Certificate of Incorporation and Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

Item 9. Undertakings.

A. The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lexington, Commonwealth of Massachusetts, on this 12th day of November, 2014.

GI DYNAMICS, INC.

By:	/s/ Robert W. Crane
Robert W. Crane
Chief Financial Officer, Secretary and Treasurer

Each person whose signature appears below constitutes and appoints Michael D. Dale and Robert W. Crane, and each of them singly, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them singly, for him/her and in his/her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-8 of GI Dynamics, Inc., and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in or about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents or any of each of them or their substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael D. Dale	President, Chief Executive Officer and Executive Director	November 12, 2014
(principal executive officer)

/s/ Robert W. Crane	Chief Financial Officer	November 12, 2014
(principal financial officer)

/s/ Jack E. Meyer	Chairman of the Board of Directors	November 12, 2014

/s/ Timothy J. Barberich	Director	November 12, 2014

/s/ Graham J. Bradley	Director	November 12, 2014

/s/ Michael A. Carusi	Director	November 12, 2014

/s/ Anne J. Keating	Director	November 12, 2014

/s/ Daniel J. Moore	Director	November 12, 2014

INDEX TO EXHIBITS

Exhibit Number	Description

4.1.1	Certificate of Incorporation of GI Dynamics, Inc. (previously filed as exhibit 3.1 to the registrant’s Registration Statement on Form 10 (File No. 000-55195) and incorporated herein by reference)

4.1.2	Bylaws of GI Dynamics, Inc. (previously filed as exhibit 3.2 to the registrant’s Registration Statement on Form 10 (File No. 000-55195) and incorporated herein by reference)

4.1.3	Form of Warrant (previously filed as exhibit 4.1 to the registrant’s Registration Statement on Form 10 (File No. 000-55195) and incorporated herein by reference)

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as to the legality of shares being registered

23.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5.1)

24.1	Powers of Attorney to file future amendments (set forth on the signature page of this registration statement)

*	filed herewith